Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Harry S. Pangas Partner

harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

April 30, 2026

VIA EDGAR

Meghan Ryan

Catalina Jaime

Division of Investment Management

Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	TriplePoint Private Venture Credit Inc. (File No. 814-01327)

TriplePoint Venture Growth BDC Corp. (File No. 814-01044)

Dear Mses. Ryan and Jaime:

On behalf of TriplePoint Private Venture Credit Inc. (“TPVC”) and TriplePoint Venture Growth BDC Corp. (“TPVG” and, together with TPVC, each, a “Company” and together, the “Companies”), set forth below are the Companies’ responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Companies’ legal counsel on March 25, 2026 with respect to each Company’s respective Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 10, 2026 (File No. 814-01327) in the case of TPVC (the “TPVC Form 10-K”) and on March 4, 2026 (File No. 814-01044) in the case of TPVG (the “TPVG Form 10-K” and, together with the TPVC Form 10-K, the “Forms 10-K”). For your convenience, each of the Staff’s comments is numbered and set forth below and is followed by the applicable Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Forms 10-K.

Comments Applicable to Both Forms 10-K:

1.	Comment: The Company discloses the weighted average portfolio yields on debt investments, excluding any non-income-producing debt investments. Please also disclose the weighted average portfolio yield based on the total debt investments of the Company, not excluding non-income-producing debt investments. This comment applies to any other areas of the documents that disclose a yield excluding non-income-producing securities.

Response: Each Company undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

April 30, 2026 Page 2

2.	Comment: For each money market fund held by the Company at fiscal year-end, please disclose its yield as part of the title of issue (Regulation S-X Rule 12-12).

Response: Each Company undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

3.	Comment: Entities are required to disclose debt issuance costs related to a note as a direct deduction from the face amount of that note on the balance sheet (ASC 835-30-45-1A). Going forward, please include the unamortized debt issuance cost parenthetically on the consolidated statements of assets and liabilities on the same line item as the debt.

Response: Each Company undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

4.	Comment: Please explain how excise taxes were presented on the Company’s consolidated statement of operations. See Regulation S-X Rules 6-07.5 and 6-07.7(d).

Response: Each Company represents to the Staff that excise tax expense for the year ended December 31, 2025 is disclosed in the Consolidated Statements of Cash Flows for the applicable Company and was approximately $1.6 million for TPVG and $0.7 million for TPVC, representing approximately 3.2% and 3.0% of total expenses for the year ended December 31, 2025, respectively, which each Company determined to be immaterial to its Consolidated Statements of Operations. As a result of this immateriality determination, neither Company presented excise tax as a separate line item on its Consolidated Statements of Operations and instead included such amounts in the “General and administrative expense” line item contained therein. Each Company acknowledges the Staff’s comment and undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

5.	Comment: The Staff notes the disclosure of net investment income per share on the consolidated statements of operations. Please consider removing the disclosure of net investment income per share from the consolidated statements of operations pursuant to ASC 260-10-45.

Response: Each Company undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

April 30, 2026 Page 3

6.	Comment: Please explain how the Company met the requirement to disclose portfolio turnover rate pursuant to Item 4 of Form N-2.

Response: Each Company undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

Comments Applicable Only to TPVC Form 10-K:

7.	Comment: Please explain how the number of shares and/or fair value of certain investments disclosed in the consolidated schedules of investments will be determined based on the occurrence of future events.

Response: In conjunction with certain debt investments, TPVC receives equity “kicker” investments from such portfolio companies based on an agreed upon percentage of the total dollar value raised by each such portfolio company in its next round of equity financing. As a result, TPVC will not know the number of shares or the fair value of such equity investments until each such portfolio company completes its next round of equity financing. Accordingly, TPVC undertakes to update the applicable footnote to the Schedule of Investments in its future annual reports on Form 10-K and quarterly reports on Form 10-Q to read as follows: “The Company received an equity investment from this portfolio company based on an agreed upon percentage of the total dollar value to be raised by the portfolio company in its next round of equity financing. As a result, the number of shares and the initial fair value of this investment will be determinable at the time of the portfolio company’s next equity financing round.”

8.	Comment: Please explain the Company’s presentation of forward foreign currency contracts on its consolidated statements of assets and liabilities (Regulation S-X Rules 6-04.3, 6-04.6 and 6-04.9; Regulation S-X Rule 12-13B, footnote 4) and consolidated statements of operations (Regulation S-X Rules 6-07.7(a) and 6-07.7(c)).

Response: TPVC undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q.

Comments Applicable Only to TPVG Form 10-K:

9.	Comment: Please explain how the Company met the required disclosures for investments in affiliates (Regulation S-X Rule 12-14, Rule 6-07.1, Rule 6-07.7(a) and Rule 6-07.7(c)).

Response: TPVG represents to the Staff that the only investments deemed to be an “affiliate” of TPVG at December 31, 2025 were TPVG’s investments in Nakdcom One World AB (“Nakdcom”). TPVG represents that its debt investment in Nakdcom was on non-accrual status as of December 31, 2025 and was therefore considered non-income producing, as disclosed in TPVG’s Schedule of Investments. As a result, TPVG recognized no interest or other investment income from its investments in Nakdcom during the year ended December 31, 2025. In addition, TPVG represents to the Staff that TPVG disclosed in footnote 15 to the December 31, 2025 Schedule of Investments the recorded net unrealized gains/losses and net realized gains/losses on its investments in Nakdcom. In light of the foregoing, TPVG believes that its presentation in the Statements of Operations and Schedule of Investments provides investors with disclosure that complies substantially with the disclosure requirements of the Regulation S-X rules cited in the Staff’s comment. However, TPVG undertakes to update the applicable disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q in response to the Staff’s comment, commencing with the quarterly report on Form 10-Q for the quarter ending June 30, 2026.

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April 30, 2026 Page 4

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	James P. Labe, TriplePoint Capital LLC

Sajal K. Srivastava, TriplePoint Capital LLC

Mike Wilhelms, TriplePoint Capital LLC

Clay Douglas, Dechert LLP

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